               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

                         ANNUAL REPORT
                  Pursuant to Section 15(d) of
              The Securities Exchange Act of 1934

         For the years ended December 31, 1996 and 1995
                 Commission File Number 1-4166

                    UPSTATE CELLULAR NETWORK
               EMPLOYEES' RETIREMENT SAVINGS PLAN
                      (Full name of plan)

           FRONTIER CORPORATION AND NYNEX CORPORATION
                 (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

     Report of Independent Accountants
     Statements of Net Assets Available for Benefits with
       Fund Information at December 31, 1996 and 1995
     Statement of Changes in Net Assets Available for Benefits
       with Fund Information for the year ended December 31, 1996
     Notes to Financial Statements
     Schedule of Assets Held for Investment
     Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

     Consent of Independent Accountants

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial Statements
For the years ended
December 31, 1996 and 1995

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Index to Financial Statements                               Page 1
-------------------------------------------------------------------


Report of Independent Accountants                      Page 2

Statements of Net Assets Available for Benefits with
 Fund Information at December 31, 1996 and 1995        Pages 3-4

Statement of Changes in Net Assets Available
 for Benefits with Fund Information for the
 year ended December 31, 1996                          Page 5

Notes to Financial Statements                          Pages 6-9

Schedule of Assets Held for Investment Purposes        Schedule I

Schedule of Reportable Transactions                    Schedule II

               Report of Independent Accountants            Page 2

April 25, 1997

To the Participants and Administrator of the Upstate Cellular Network
Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Upstate Cellular Network Employees' Retirement Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information   Page 3
===========================================================================

                                                December 31, 1996
                              ------------------------------------------------
                                   Fund A    Fund B    Fund C    Fund D    Fund E
Assets
-------------------------
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund              $178,833
   Putnam Global Growth Fund                $411,021
   Putnam Voyager Fund                                $758,853
   Putnam S & P 500 Index Fund                                           $411,227
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Stable Value Fund                                             $451,977
                                   ----------------------------------------------
     Total Investments             178,833   411,021   758,853   451,977  411,227
                                   ----------------------------------------------
 Receivables:
  Participants' contributions
  Employer's contributions

     Total receivables

     Total assets                  178,833   411,021   758,853   451,977  411,227
                                   ----------------------------------------------
Net assets available
 for benefits                     $178,833  $411,021  $758,853  $451,977 $411,227
                                  ===============================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information   Page 3
=============================================================================

                                                 December 31, 1996
                              ------------------------------------------------
                                              Participant
                                      Fund F     Loans       Other       Total
Assets
----------------------
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund                                                  $178,833
   Putnam Global Growth Fund                                            411,021
   Putnam Voyager Fund                                                  758,853
   Putnam S & P 500 Index Fund                                          411,227
  Frontier Corporation Common Stock  $477,499                           477,499
  Participant loans                            $210,226                 210,226

 Investments, at contract value:
  Stable Value Fund                                                     451,977
                                    ---------------------------------------------
     Total investments                477,499   210,226               2,899,636
                                    ---------------------------------------------
 Receivables:
  Participants' contributions                             $ 30,721       30,721
  Employer's contributions                                  11,930       11,930
                                                           --------    ---------
     Total receivables                                      42,651       42,651
                                                           --------    ---------
     Total assets                     477,499   210,226     42,651    2,942,287
                                     ---------------------------------------------
Net assets available for benefits    $477,499  $210,226   $ 42,651   $2,942,287
                                     =============================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information  Page 4
=============================================================================

                                             December 31, 1995
                              ------------------------------------------------
                                   Fund A    Fund B    Fund C    Fund D    Fund E
Assets
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund             $114,593
   Putnam Global Growth Fund                $201,295
   Putnam Voyager Fund                                $355,092
   Putnam S & P 500 Index Fund                                            $177,080
  Frontier Corporation Common Stock
  NYNEX Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Principal Mutual Life Insurance Company                       $ 18,183
  New York Life Insurance Company                                 22,427
  Prudential Insurance Company of America                         24,013
  John Hancock Mutual Life Insurance Company                      31,661
  Metropolitan Life Insurance Company                             15,115
  CNA Life Insurance Company                                       6,760
  Peoples Security Life Insurance Company                         17,551
  Allstate Life Insurance Company                                  9,185
                              --------------------------------------------------
     Total investments            114,593    201,295   355,092   144,895   177,080
                              --------------------------------------------------

Receivables:
 Participants' contributions
 Employer's contributions

     Total receivables

     Total assets                 114,593    201,295   355,092   144,895   177,080
                              --------------------------------------------------
Net assets available
 for benefits                    $114,593   $201,295  $355,092  $144,895  $177,080
                                ==================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information   Page 4
=============================================================================

                                             December 31, 1995
                              ------------------------------------------------
                                                      Participant
                                     Fund F    Fund G    Loans     Other  Total
Assets
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund                                                    $114,593
   Putnam Global Growth Fund                                             $201,295
   Putnam Voyager Fund                                                   $355,092
   Putnam S & P 500 Index Fund                                           $177,080
  Frontier Corporation Common Stock $390,121                             $390,121
  NYNEX Corporation Common Stock              $319,705                   $319,705
  Participant loans                                     $101,999         $101,999

 Investments, at contract value:
  Principal Mutual Life Insurance Company                                 $18,183
  New York Life Insurance Company                                         $22,427
  Prudential Insurance Company of America                                 $24,013
  John Hancock Mutual Life Insurance Company                              $31,661
  Metropolitan Life Insurance Company                                     $15,115
  CNA Life Insurance Company                                              $ 6,760
  Peoples Security Life Insurance Company                                 $17,551
  Allstate Life Insurance Company                                         $ 9,185
                              --------------------------------------------------
     Total investments               390,121   319,705   101,999       $1,804,780
                              --------------------------------------------------

Receivables:
 Participants' contributions                                    $ 63,664  $63,664
 Employer's contributions                                         29,067  $29,067
                                                            ---------------------
     Total receivables                                            92,731  92,731
                                                            ---------------------
     Total assets                    390,121   319,705   101,999  92,731 1,897,511
                              --------------------------------------------------
Net assets available
 for benefits                       $390,121  $319,705  $101,999 $92,731$1,897,511
                              ===================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN                                   Page 5
Statement of Changes in Net Assets Available for
Benefits with Fund Information
=============================================================================

                                        Year ended December 31, 1996
                              ------------------------------------------------
                                   Fund A    Fund B    Fund C    Fund D    Fund E
Additions
 Addition to net assets attributed to:
  Investment income -
   Interest and dividends         $ 10,125  $ 29,021  $ 48,081  $ 24,458
   Realized gains                    2,091     4,985    25,010            $  7,531
   Participant loan interest income
   Other income
 Contributions -
  Participants' contributions       68,364   148,799   325,364   154,199   137,218
  Employer's contributions          24,103    48,299    88,425    49,986    40,492
                              -------------------------------------------------
     Total additions               104,683   231,104   486,880   228,643   185,241
                              -------------------------------------------------

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants     29,681    42,157   103,416    93,902    27,870
  Net depreciation (appreciation)
   in fair value of investments      3,942   (12,062)   13,271             (51,693)
  Other expense                         39       106       307       230        99
                              ---------------------------------------------------
     Total deductions (additions)   33,662    30,201   116,994    94,132   (23,724)
                              ---------------------------------------------------
 Net increase (decrease) prior to
  interfund transfers               71,021   200,903   369,886   134,511   208,965
 Interfund transfers                (6,781)    8,823    33,875   172,571    25,182
                              ---------------------------------------------------
     Net increase (decrease)        64,240   209,726   403,761   307,082   234,147


Net assets available for benefits:
  Beginning of year                114,593   201,295   355,092   144,895   177,080
                              ---------------------------------------------------
  End of year                     $178,833  $411,021  $758,853  $451,977  $411,227
                              ===================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN                                Page 5
Statement of Changes in Net Assets Available for
Benefits with Fund Information
===========================================================================

                                        Year ended December 31, 1996
                              ------------------------------------------------
                                                    Participant
                                   Fund F    Fund G    Loans     Other   Total
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends         $ 13,974  $  3,546                      $129,205
  Realized gains                   18,059    69,398                       127,074
  Participant loan interest income                    $ 7,061               7,061
  Other income                        897                                     897
Contributions -
  Participants' contributions     154,967               5,377    30,721 1,025,009
  Employer's contributions         84,238                        11,930   347,473
                              --------------------------------------------------
     Total additions              272,135    72,944    12,438    42,651 1,636,719
                              --------------------------------------------------

Deductions
Deductions from net assets attributed to:
 Benefits paid to participants     84,533     2,738    13,941             398,238
 Net depreciation (appreciation)
  in fair value of investments    166,538    72,909                       192,905
 Other expense                         19                                     800
                              ---------------------------------------------------
     Total deductions             251,090    75,647    13,941        -0-  591,943
                              ---------------------------------------------------
Net increase (decrease) prior to
  interfund transfers              21,045    (2,703)   (1,503)   42,651 1,044,776
Interfund transfers                66,333  (317,002)  109,730   (92,731)      -0-
                              ---------------------------------------------------
     Net increase (decrease)       87,378  (319,705)  108,227   (50,080)$1,044,776

Net assets available for benefits:
  Beginning of year                390,121   319,705   101,999    92,731 1,897,511
                              ---------------------------------------------------
  End of year                     $477,499  $    -0-  $210,226  $ 42,651$2,942,287
                              ===================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 1996
------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------
The Upstate Cellular Network Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of the Upstate Cellular Network (the "Company") effective July 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Company is a 50/50 joint venture partnership between Frontier
Corporation and Bell Atlantic/NYNEX Mobile.

Participation
-------------
The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees and employees in any unit covered by a collective bargaining agreement.
Individuals are eligible to participate in the Plan upon employment date. Effective January 1, 1996, eligibility begins on the first of the month following 30 days of employment.

Administration
--------------
The Plan is administered by the Company's Employee Benefit
Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust
Company.

Funding policy
--------------
Upon enrollment in the Plan, a participant may direct contributions into any of seven investment options.

     Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

     Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

     Fund C - Putnam Voyager Fund - Funds are invested in emerging growth stock and opportunity stocks.

     Fund D - Stable Value Fund - Funds are invested in an insurance company pooled separate account.

     Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

     Fund F - Frontier Corporation Common Stock - Funds are invested in common stock of Frontier Corporation.

     Fund G - NYNEX Corporation Common Stock - Funds are invested in common stock of NYNEX Corporation. Investment in Fund G was discontinued in February 1996.

The shares of stock in Funds F and G are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account at the end of such month. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation. In addition, each payroll period, the Company contributes .5% of the payroll period compensation for each of its employees who is a participant in the Plan. Prior to January 1, 1996, all employer contributions were made in Frontier Corporation or NYNEX Corporation common stock. Employer contributions are now invested based on employee elections.

Vesting
-------
Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. The Plan has a vesting period for Company contributions of six months of credited service. Forfeited nonvested amounts are used to reduce future employer contributions.

Payment of benefits
-------------------
Upon termination of service and attaining normal retirement age
(65), a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years.

If upon termination of service, a participant does not attain normal retirement age, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance.

Individual participant loans
----------------------------
Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. Interest is charged on outstanding borrowings at the prime rate which was 8.25% at December 31, 1996. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1996, $150,206 in loans were disbursed and principal repayments of $35,099 were made.

Plan termination
----------------
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
Corporation.

The Plan's holdings of Frontier Corporation common stock and four
Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
The financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year end and the reported investment income and expenses during the Plan year.

Contributions and benefits paid
-------------------------------
Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

The Plan's distributions are paid in cash. Purchases and sales of securities are recorded on the trade date.

Administrative expenses
-----------------------
Significant expenses associated with the Plan are paid by the Company.

Valuation of investment assets
------------------------------
The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1996 and 1995.

NOTE 3 - PARTICIPANTS' ACCOUNTS
-------------------------------
As of December 31, 1996 and 1995, the Plan held 21,105 and 13,004 shares of Frontier Corporation common stock at a fair market value of $477,499 and $390,121, respectively. As of December 31, 1996 and 1995, the Plan also held $- 0 - and 5,920 shares of NYNEX Corporation common stock at a fair market value of $- 0 - and $319,705, respectively. Of the Frontier Corporation shares, 3,429 were contributed by the Company during the Plan year ended December 31, 1996, as the Company's matching contribution. Of the NYNEX Corporation shares, 273 were contributed by the Company during the Plan year ended December 31, 1996, as the Company's matching contribution. During the Plan year ended December 31, 1996, 738 shares of Frontier Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------
The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan stating that the Plan, as designed, is a qualified plan in accordance with
Section 401(a) of the Internal Revenue Code and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Schedule of Assets Held for Investment Purposes                  Schedule I
===========================================================================

                                                                     Current
                                              Number                value at
                                                of                December 31,
Description/Issuer                            shares      Cost        1996
------------------------------------------------------------------------------
Interests in Registered Investment Companies:
  *  Putnam Income Fund                       25,511    $174,017    $178,833
  *  Putnam Global Growth Fund                37,987     390,269     411,021
  *  Putnam Voyager Fund                      47,075     716,379     758,853
  *  Putnam S & P 500 Index Fund              24,176     322,736     411,227
                                                       ----------  ---------
     Total interests in registered
      investment companies                             1,603,401   1,759,934
                                                       ----------  ---------

Common Stock:
  *  Frontier Corporation                     21,105     563,212     477,499
                                                       ----------  ---------

Participant Loans:
  Participant loan accounts (average rate 8.5%)          210,226     210,226
                                                       ----------  ---------
Insurance Company Pooled Separate Account:
  Stable Value Fund                                      451,977     451,977
                                                       ----------  ---------

Total investments                                     $2,828,816  $2,899,636
                                                      ======================

*  Denotes party-in-interest

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Schedule of Reportable Transactions                             Schedule II
============================================================================

    Identity of             Description             Number of    Purchase  Selling
   party involved             of asset              transactions   price    price
----------------------------------------------------------------------------------
Series of Transactions:
-----------------------
Putnam Income Fund          Registered Investments       77     $116,627       N/A
Putnam Global Growth Fund   Registered Investments       80      255,304       N/A
Putnam Voyager Fund         Registered Investments      101      543,867       N/A
Putnam Voyager Fund         Registered Investments       80          N/A   151,846
Stable Value Fund           Insurance Company Pooled    135      538,246       N/A
                              Separate Account
Stable Value Fund           Insurance Company Pooled    107         N/A    233,529
                              Separate Account
Putnam S & P 500 Index Fund Registered Investments       75      215,631       N/A
Plan Participants           Participant Loans            51      157,267       N/A
Frontier Corporation        Common Stock                 97      369,879       N/A
Frontier Corporation        Common Stock                 69          N/A   134,033
NYNEX Corporation           Common Stock                 12          N/A   340,791


UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Schedule of Reportable Transactions                             Schedule II
===========================================================================

                                       Expense               Current value
                                       incurred               of asset on
    Identity of               Lease      with       Cost of   transaction  Net
   party involved             rental   transaction   asset       date      gain
--------------------------------------------------------------------------------
Series of Transactions:
-----------------------
Putnam Income Fund              N/A       N/A      $116,627    $116,627
Putnam Global Growth Fund       N/A       N/A       255,304     255,304
Putnam Voyager Fund             N/A       N/A       543,867     543,867
Putnam Voyager Fund             N/A       N/A       126,835     151,845    $25,010
Stable Value Fund               N/A       N/A       538,246     538,246
Stable Value Fund               N/A       N/A       233,529     233,529
Putnam S & P 500 Index Fund     N/A       N/A       215,631     215,631
Plan Participants               N/A       N/A       157,267     157,267
Frontier Corporation            N/A       N/A       369,879     369,879
Frontier Corporation            N/A       N/A       115,974     134,033    18,059
NYNEX Corporation               N/A       N/A       271,393     340,791    69,398



                          SIGNATURES

     Pursuant to the reqiurements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

                                     UPSTATE CELLULAR NETWORK
                                     EMPLOYEES' RETIREMENT SAVINGS PLAN

Date: June 26, 1997                  /s/Richard A. Smith
                                     ---------------------------
                                     Richard A. Smith
                                     Controller of Frontier
                                     Corporation, as Plan Administrator